
April 26, 2022

Anthony J. Irocci
President
APEX 11 INC.
8217 East Spanish Boot Road
Carefree, AZ 85377-5408

      **Re: APEX 11 INC.**
          **Registration Statement on Form 10-12G**
          **Filed August 17, 2020**
          **File No. 000-54964**

Dear Mr. Irocci:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc:    Jonathan Coury, Esq.